EXHIBIT E

March 9, 2009

Board of Directors

Amylin Pharmaceuticals, Inc.

9360 Towne Centre Drive

San Diego, California 92121

To the Members of the Board:

A serious issue of corporate governance has surfaced in connection with Amylin’s upcoming Annual Meeting and we are writing to call upon you to act in the interests of your shareholders and in the proper exercise of your fiduciary duties to address and resolve it.

As you are undoubtedly aware, Eastbourne Capital Management intends to nominate and solicit proxies in support of five candidates for election as directors of Amylin at the 2009 annual meeting and entities affiliated with Carl Icahn have separately announced their intention to seek the election of a second slate of five candidates. We understand that you, Amylin’s incumbent board, intend to approve the nomination, and recommend the election, of a full slate of twelve directors. Accordingly, we anticipate that Amylin’s shareholders could have the unprecedented opportunity to select the twelve directors they believe will best serve their interests from a field of up to 22 nominees, which could include as many as ten nominees proposed by shareholders of the Company in addition to those put forward by the incumbent board.

We see nothing amiss in presenting shareholders with an expanded array of nominees and a genuine choice. Very much to the contrary, we believe it is a positive development consistent with the highest aspirations of good corporate governance.

However, the Company has accepted provisions in two of its key debt agreements that sharply constrain the freedom of the Company’s shareholders to nominate and elect directors of their own choosing, which calls into question the fairness of the upcoming election contest, and serves to entrench the incumbent board.

As recently disclosed in the Company’s 2008 Annual Report (see Cautionary Factors That May Affect Future Results, page 31), both the indenture for the Company’s 2007 Notes as well as its principal senior credit agreement contain provisions that threaten the Company with onerous repurchase obligations, or default, if the Company’s shareholders elect a Board that does not include a majority of directors who are either themselves incumbents or have been approved by the incumbent directors.

As a practical matter, these “poison puts” strip away the shareholders’ power to change a majority of the directors and leave it solely in the hands of the incumbent directors, who, facing shareholder displeasure, are fatally conflicted. In so doing, these provisions subvert the shareholder franchise, which the Delaware courts have termed “the ideological underpinning upon which the legitimacy of directorial power rests.” Unless incumbent directors deign to re-empower them (and in some cases, including Amylin’s, the board has relinquished the right to freely exercise even this ability), shareholders are forced to accept permanent minority representation on the board and domination of the nominating and election process by incumbent directors or face unsupportable financial consequences. (This disenfranchisement has a permanent effect since once the maximum minority component of shareholder nominated directors has been elected, the ability of any shareholder thereafter to nominate is effectively eliminated for the life of the debt instrument.)

As we are sure your advisors have helped you to fully appreciate, the spectre of the “poison puts” will be peculiarly burdensome on the democratic process at this year’s Annual Meeting in light of the multiple shareholder slates, and fear that they might be triggered is likely to tilt the playing field in favor of a slate of incumbent nominees. Shareholders who might otherwise wish to support one shareholder slate or the other may understandably be

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deterred, and led to settle for the management slate, by the indeterminate fear that a majority of non-incumbents could be elected – precipitating default.

Rather than seeking a resolution to this issue and embracing shareholder involvement in the nominating and election process, Amylin has chosen to highlight this particular threat, apparently for the first time, in its Annual Report in what seems to us a transparent attempt to intimidate shareholders and investors.

However, although Amylin does not choose to emphasize this point in its Annual Report, the Board does have power to alleviate the ‘risk’ posed by the “poison puts.”

Under the terms of the Company’s 2007 indenture, an acceptable majority of the board can include any new director “whose nomination for election by the stockholders of the Company was approved by” the incumbent board. There is no reason we know why the current Board could not approve the nomination of all properly noticed candidates – Eastbourne’s, Icahn’s or the management’s – and qualify all, if elected, as Continuing Directors for purposes of the indenture. We believe the Board should do exactly that and permit a fair and unfettered election to go forward.

The Company’s credit agreement contains a similar provision allowing the Board to avoid a default by approving the nomination of new directors but, for reasons as to which we can only speculate, excludes from the Board’s approval power individuals whose nomination “occurs as a result of an actual or threatened solicitation of proxies.”

A curious shareholder might well ask at whose instance such an exclusion was inserted and what legitimate interest the Company’s senior lenders had in insulating the board of directors from the displeasure of the shareholders they serve. In any event, we believe the Board could, and in the exercise of its fiduciary duties and in furtherance of the best principles of corporate governance, should request a waiver from its senior lenders to permit the Board to approve the nomination of all candidates without risk of a default.

We call on the Board not to hide behind the shield of the “poison puts” and pursue a campaign of financial terrorism, but rather to act in the best interest of shareholders and step up to the highest standard of corporate governance by adopting the resolutions and seeking the waivers necessary to approve the nomination of all duly noticed candidates and permit your shareholders to exercise the free and unfettered franchise that is their right and elect the directors they collectively determine can best lead the Company.

On a separate but related issue, the Company has erected and maintains yet another obstacle – its “poison pill” – to an unfettered election process, which compounds the disenfranchising effect of the “poison puts.” As one commentator observed of the up-coming election, there would be significant advantages to the formation by Eastbourne and the Icahn funds of a single non-management slate and, given current state of the proxy rules, a three-way election contest will only further complicate “an already Byzantine process.”

While it is apparent that Eastbourne and the Icahn funds share a view that substantial change in the composition of Amylin’s Board would be in the interest of the Company’s shareholders, Eastbourne (and presumably Icahn) is constrained from seeking the formation of a unified shareholder-sponsored slate out of concern that if such action were found to create a “group,” the “poison pill” would be triggered by our discussions.

Very simply, we do not believe that it is consistent with a board’s fiduciary duties to tolerate the use of a “poison pill” (through a failure to exercise its power to amend or redeem) purely as a barrier to legitimate exercise of the shareholder franchise. Nor do we believe that the legal foundations on which the propriety of “poison pills” depends support such a use. Accordingly we also call upon you to waive or amend the provisions of the Company’s “poison pill” (whether by raising the trigger threshold to 25% or otherwise) and take steps to enable a free and open election to go forward and to permit Eastbourne to engage in direct discussions with the Icahn funds unimpeded by the menace of a “poison pill” detonation.

Mr. Bradbury, the Company’s chief executive, has recently proposed that we meet with your investment bankers to discuss the board election process. We favor a dialogue that will advance an open and unfettered election process but any dialogue should include all interested parties. We propose that you extend your invitation to include both

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Eastbourne and representatives of the Icahn funds as well as members of the Board and we will enthusiastically participate.

We very much look forward to your prompt and positive response, and we feel certain that our fellow Amylin shareholders do as well.

Sincerely,

Richard J. Barry

Founder & Portfolio Manager

Eastbourne Capital Management, L.L.C.

cc:	Daniel S. Sternberg (Cleary Gottlieb)
Todd J. Carter (GCA Savvian Advisors)

William Anderson (Goldman Sachs)
Jeffrey Hogan (Morgan Stanley)
Alison S. Ressler (Sullivan & Cromwell)

Important Additional Information

Security holders are advised to read the proxy statement, white proxy card and other documents related to the solicitation of proxies by Eastbourne Capital Management, L.L.C., Black Bear Fund I, L.P., Black Bear Fund II, L.L.C., Black Bear Offshore Master Fund, L.P., Richard J. Barry, M. Kathleen Behrens, Marina S. Bozilenko, Charles M. Fleischman, William A. Nuerge and Jay Sherwood from the shareholders of Amylin Pharmaceuticals for use at the 2009 Annual Meeting of Shareholders of Amylin Pharmaceuticals when they are available because they will contain important information. Such materials will, along with other relevant documents, be available at no charge at the Securities and Exchange Commission’s website at http://www.sec.gov or by contacting Mackenzie Partners, Inc. by telephone collect at (212) 929-5500, toll-free at 1-800-322-2885 or by e-mail at amylinproxy@mackenziepartners.com. Information relating to the participants in such proxy solicitation is contained in Exhibit 1 to the Schedule 14A filed on February 2, 2009 and available free of charge at the Securities and Exchange Commission’s website at http://www.sec.gov.

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